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                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

                  CAMPBELL RESOURCES INC. ANNOUNCES $7 MILLION
                       PRIVATE PLACEMENT EQUITY FINANCING


NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

MONTREAL, MARCH 26, 2007 - CAMPBELL RESOURCES INC. [TSX: CCH] (the "Company") is pleased to announce that it has entered into an agreement with a syndicate of Agents led by Sprott Securities Inc. and including Dundee Securities Corporation and Octagon Capital Corporation to offer for sale on a best efforts private placement basis up to $ 7 million of flow-through common shares of the Company.

The gross proceeds of the offering will be used for continued exploration on the Company's Corner Bay project.

The securities described herein will not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2005. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.
                                     - 30 -
FOR MORE INFORMATION:

CAMPBELL RESOURCES INC.                    Renmark Financial Communications Inc.
Andre Fortier, President and               Henri Perron,
Chief Executive Officer                    hperron@renmarkfinancial.com
Tel.: 514-875-9037                         John Boidman,
Fax: 514-875-9764                          jboidman@renmarkfinancial.com
afortier@campbellresources.com             Tel.: 514-939-3989
                                           Fax: 514-939-3717
                                           www.renmarkfinancial.com